(As filed with the Securities and Exchange Commission October 21, 2003)

                                                                File No. 70-9643

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS AMC

                         POST EFFECTIVE AMENDMENT NO. 7
                                       TO
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     Progress Energy, Inc.                    Progress Fuels Corporation
     410 South Wilmington Street              (f/k/a Electric Fuels Corporation)
     Raleigh, North Carolina 27602            One Progress Plaza
                                              St. Petersburg, Florida 33701

                  (Names of companies filing this statement and
                    addresses of principal executive offices)


--------------------------------------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

--------------------------------------------------------------------------------

                               William D. Johnson,
                      President and Chief Executive Officer
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

--------------------------------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

Steven Carr, Associate General Counsel               William T. Baker, Jr., Esq.
Progress Energy Service Company, LLC                 Thelen Reid & Priest LLP
PEB 17B2                                             875 Third Avenue
410 South Wilmington Street                          New York, New York  10022
Raleigh, North Carolina  27602

     Post-Effective Amendment No. 6 in this proceeding, as filed May 7, 2003, is hereby amended and restated in its entirety to read as follows:

ITEM 1 - DESCRIPTION OF PROPOSED TRANSACTION
         -----------------------------------

     A. Summary of Prior Proceedings.
        ----------------------------

     By order dated November 27, 2000 in this proceeding (Holding Co. Act Release No. 27284) (the "Merger Order"), the Commission authorized Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), which was then an exempt holding company with two public-utility subsidiaries, Carolina Power & Light Company, an electric utility company, and North Carolina Natural Gas Corporation, a gas utility company, to acquire all of the issued and outstanding common stock of Florida Progress Corporation ("Florida Progress"), an exempt holding company that owns all of the issued and outstanding common stock of Florida Power Corporation, in exchange for a combination of Progress Energy common stock, cash, and certain other securities. The transaction was consummated on November 30, 2000, and Progress Energy registered with the Commission as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on the same day.1

     Under the terms of the Merger Order, the Commission reserved jurisdiction under Section 11(b)(1) of the Act over Progress Energy's retention of certain specified direct and indirect non-utility subsidiaries and investments of Progress Energy and Florida Progress. The Merger Order directed Progress Energy to file a post-effective amendment in this proceeding not later than November 30, 2001, in which it would either set forth the legal basis upon which it is entitled to retain its ownership interest in the specified subsidiaries or, alternatively, commit to divest its interest in some or all of the specified subsidiaries prior to November 30, 2003.

     Also, under the Merger Order, the Commission directed Progress Energy to either cause its indirect subsidiaries, CaroFund, Inc. ("CaroFund") and CaroHome, LLC ("CaroHome"), to sell their interests in five entities that are developing historic and affordable housing tax credit projects or, alternatively, to convert the ownership interests in the five entities into passive interests. The five entities are as follows: Grove Arcade Restoration, LLC ("GAR"), HGA Development, LLC ("HGA"), and Historic Property Management, LLC ("Historic Property"), Raleigh-CaroHome/WCK, LLC ("Raleigh-CaroHome") and Trinity Ridge LLC ("Trinity Ridge"). GAR, HGA and Historic Property are involved in an historic building (called the Grove Arcade) restoration project in Asheville, North Carolina. GAR holds the retail commercial space associated with the project, while HGA holds the commercial office and residential space, as well as the common areas, associated with the project. Historic Property is the sole managing member of HGA. Trinity Ridge and Raleigh-CaroHome are developing affordable housing projects in the Raleigh, North Carolina area.

--------------------

1 On September 30, 2003, in accordance with the Commission's order dated September 2, 2003, Progress Energy sold all of the issued and outstanding common stock of North Carolina Natural Gas Corporation, as well as its 50% interest in another gas company, to Piedmont Natural Gas Company. See Progress Energy, Inc., et al., Holding Co. Act Release No. 27718 (Sept. 2,
     2003).

     On March 28, 2001 and June 27, 2001, Progress Energy and its indirect wholly-owned subsidiary, Electric Fuels Corporation, which has since been renamed Progress Fuels Corporation ("Progress Fuels"), filed post-effective amendments (Post-Effective Amendments No. 1 and No. 2) in this proceeding in which they acknowledged that certain direct subsidiaries of Progress Fuels, namely, MEMCO Barge Line, Inc. ("MEMCO"), Progress Rail Services Corporation ("Progress Rail") and Progress Metal Reclamation Company ("Progress Metal"), and their respective subsidiaries and/or the assets of any of these companies, are not retainable under the standards of Section 11(b)(1) of the Act.2 By order dated June 27, 2001 (Holding Co. Act Release No. 27422) (the "Divestiture Order"), the Commission concurred in this determination and directed Progress Energy and Progress Fuels to sell or otherwise dispose of all of the stock of or other ownership interests in these entities and their respective subsidiaries (collectively, the "Non-Retainable EFC Interests") in one or more transactions prior to November 30, 2003. The Commission concluded, on the basis of the record, that the sale or other disposition of these interests is necessary or appropriate to the integration or simplification of the Progress Energy holding company system and will effectuate the provisions of Section 11(b)(1) of the Act. The Commission further directed that the proceeds of such sales or dispositions be utilized within twenty-four months of receipt to retire or cancel securities representing indebtedness of Progress Fuels or be otherwise expended on property other than "nonexempt property" as defined in Section 1083 of the Internal Revenue Code, as amended (the "Code").

     On August 9, 2001 and September 21, 2001, Progress Energy and Progress Fuels filed further post-effective amendments (Post-Effective Amendments No. 3 and No. 4) in this proceeding in which the Commission was asked to make certain findings with respect to the sale of MEMCO and its subsidiaries to a third party. By supplemental orders dated September 21, 2001 (Holding Co. Act Release No. 27442) and September 26, 2001 (Holding Co. Act Release No. 27444), the Commission made the requested findings and the sale of MEMCO and its subsidiaries was completed on November 1, 2001. The Commission continued its reservation of jurisdiction over Progress Energy's disposition of the remaining Non-Retainable EFC Interests (i.e., Progress Rail and Progress Metal and their respective subsidiaries).

     On November 30, 2001, Progress Energy filed Post-Effective Amendment No. 5, in which it set forth the legal basis on which it is entitled to retain (i) all of the other direct and indirect subsidiaries of Progress Fuels (that is, all subsidiaries of Progress Fuels other than the Non-Retainable EFC Interests, (ii) two passive investments in tax credit properties located outside Progress Energy's service area,3 and (iii) passive investments in four venture capital funds that invest in energy-related and technology start-up companies.4 The Commission has not taken any action on Post-Effective Amendment No. 5.


--------------------

2 Progress Fuels is a direct wholly-owned subsidiary of Progress Capital Holdings, Inc., a non-utility holding company that holds most of Florida Progress's non-utility subsidiaries and investments.

3    The two investments are in Enston Home LP and Willow Run, LLC.

4 The four venture capital funds are : Kinetic Ventures I, LLC, Kinetic Ventures II, LLC, Carousel Capital Partners, LP, and South Atlantic Private Equity Fund IV, LP.

     On March 12, 2003, Progress Rail and The Andersons, Inc. ("Andersons"), an Ohio corporation that is engaged primarily in the business of purchasing, processing, storing and reselling agricultural commodities (e.g., corn, soybeans, and wheat), signed a non-binding letter of intent relating to the sale of substantially all of the leasing and other assets of Railcar, Ltd., a wholly-owned subsidiary of Progress Rail, to a newly-formed limited liability company to be owned by a consortium of financial investors, including Andersons. These assets consist of approximately 7,000 railcars and 48 locomotive, most of which are currently under lease. Finalization of the transaction is dependent upon Andersons' completion of due diligence, the receipt by the purchaser of a financing commitment, the execution of a definitive purchase agreement, and approval of the Boards of Directors of Progress Rail and Andersons. Certain aspects of the contemplated transaction may also require separate approval by this Commission. Progress Energy is unable to state at this time when a definitive agreement will be entered into or whether the transaction will close prior to November 30, 2003.

     With regard to the tax credit projects referred to above, in August, 2002, CaroHome and CaroFund sold substantially all of their ownership interests in GAR to an unaffiliated third-party and now hold a .01% passive interest in GAR as a special member. CaroHome and CaroFund also reduced their ownership interests in HGA to .01%, although Historic Property, which holds that .01% interest, continues to be the sole managing member of HGA. In July 2003, CaroFund and CaroHome sold 100% of their ownership interests in Trinity Ridge to an unaffiliated third-party. They continue to hold their 99.99% interest in Raleigh-CaroHome.

     B. Additional Requested Action.
        ---------------------------

     Progress Energy and Progress Fuels are now filing Post-Effective Amendment No. 7 to request a further supplemental order of the Commission that (1) grants Progress Energy a three-year extension (to November 30, 2006) to complete its divestiture of the remaining Non-Retainable EFC Interests, and (2) grants a one-year extension (to November 1, 2004) to complete the sale of Historic Property and Raleigh-CaroHome or to cause the ownership interests in such entities to be converted into passive interests.

          (i) The Non-Retainable EFC Interests. In support of this request, Progress Energy notes that it has made substantial progress on divesting the Non-Retainable EFC Interests. In addition to completing the sale of MEMCO, Progress Rail has entered into a letter of intent to sell substantially all of the assets of Railcar, Ltd. In addition, Progress Rail has sold portions of the operations of certain of its other subsidiaries and is in the process of liquidating other subsidiaries.5

     In early 2001, Progress Energy sought a buyer for all of Progress Rail and Progress Metal through a competitive process. Progress Energy received one offer from a financial investor, but the offer was for less than the net book value of the underlying assets and was therefore considered unacceptable. Accepting the offer would have left Progress Energy with approximately $300 million of


--------------------

5 Specifically, Progress Rail has sold portions or all of the assets of Chemetron-Railway Products, Inc., Southern Machine and Tool Company, and United Industries, Inc., although all three companies remain as direct subsidiaries of Progress Rail. In addition, Progress Rail is in the process of liquidating PRS International Sales Company, Inc., also a direct subsidiary.

unserviced debt. In December 2002, initial discussions were held with another potential purchaser of Progress Rail and Progress Metal. However, with the exception of the letter of intent with Andersons relating to the assets of Railcar, Ltd., no offer has been received to date. Progress Energy believes that its inability to find a buyer for Progress Rail and Progress Metal at an acceptable price is primarily due to the general economic downturn over the past few years. To date, all of the potential buyers of Progress Rail and Progress Metal have been financial investors who have had difficulty in obtaining commitments for third-party financing without substantial support from Progress Energy. To increase the value of Progress Rail and Progress Metal to potential buyers, therefore, Progress Energy has focused on making operational improvements to their business. As a result, Progress Rail and Progress Metal are now generating positive cash flow and no longer require capital from Progress Energy to fund their operations. Under these circumstances, Progress Energy has concluded that it is in its best interest to maintain its ownership of the remaining Non-Retainable Interests until the financial markets improve. In the meantime, Progress Fuels will continue to make reasonable efforts to find a buyer or buyers for the Non-Retainable EFC Interests, including buyers of discrete assets or business units (such as Railcar, Ltd.).

          (ii) The Tax Credit Projects. Progress Energy has also made substantial progress in selling or converting into passive interests the tax credit projects in which it held active interests at the time it became a registered holding company. As indicated above, it has sold Trinity Ridge and reduced its ownership in both GAR and HGA to .01% membership interests (passive in the case of GAR). Progress Energy is in the process of seeking a new managing member for Historic Property, which, in turn, is the managing member of HGA, and also intends to sell down its interest in Raleigh-CaroHome and bring in a new managing member. During the past three years, construction of the Grove Arcade and Raleigh-CaroHome projects has been completed and the leasing activity commenced. Progress Energy believes that the two properties will become easier to sell to third parties only when leasing activity is substantially completed, since that will mitigate the market risks associated with the projects. Progress Energy currently projects that the Grove Arcade commercial building and residential space and Raleigh-CaroHome project will be substantially leased by the first half of 2004. Accordingly, Progress Energy is requesting a one-year extension (to November 1, 2004) of time in which to complete this process.

ITEM 2 - FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

     The additional fees, commissions or expenses have been incurred in connection with filing this Post-Effective Amendment are estimated at not more than $5,000.

ITEM 3 - APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

     A. General. Section 11(b)(1) of the Act is applicable to the requested extension of time to comply with the Divestiture Order. The Commission has recently granted similar extensions of time to comply with divestiture orders for good cause shown to other new registered holding companies. See e.g., Dominion Resources, Inc., Holding Co. Act Release No. 27644 (Jan. 28, 2003); E.ON AG, Holding Co. Act Release No. 27632 (Dec. 31. 2002).

     B. Rule 54 Analysis. The proposed transaction is also subject to Rule 54, which refers to Rule 53. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an EWG unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a),
(b) and (c) are satisfied.

     Progress Energy currently does not comply with the "safe harbor" investment limitation in Rule 53(a)(1). Progress Energy's "aggregate investment" in EWGs is $1.326 billion (as of June 30, 2003), or about 62.2% of Progress Energy's "consolidated retained earnings" for the four quarters ended June 30, 2003 ($2.132 billion).6 However, by order dated July 17, 2002 in File No. 70-10060 (the "July 2002 Order"), the Commission has authorized Progress Energy to increase its "aggregate investment" in EWGs to $4 billion.7 Therefore, although Progress Energy's "aggregate investment" in EWGs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the July 2002 Order.

     Even if the Commission takes into account the capitalization of and earnings from EWGs in which Progress Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, Progress Energy's common equity as of June 30, 2003, as a percentage of consolidated capitalization, is higher than at June 30, 2002, the end of the quarter immediately preceding the issuance of the July 2002 Order.8

     As to earnings from EWGs, certificates filed pursuant to Rule 24 in this proceeding show that Progress Energy's EWG investments continue to contribute positively to consolidated earnings.

     Progress Energy is currently in compliance with all other requirements of Rule 53(a):

     Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.


--------------------

6    Progress Energy currently does not hold any interest in a FUCO.

7 Under the July 2002 Order, the Commission reserved jurisdiction over the use of financing proceeds by Progress Energy to acquire any securities of or other interest in any FUCO pending completion of the record.

8 At June 30 , 2003, Progress Energy's consolidated capitalization consisted of 38.1% common equity, .5% preferred stock, 56.7% long-term debt (including current maturities of long-term debt), and 4.7% short-term debt, versus 35.3% common equity, .5% preferred stock, 58.7% long-term debt (including current maturities of long-term debt), and 5.5% short-term debt at June 30, 2002 (the end of the quarter immediately preceding the issuance of the July 2002 Order).

     Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4 - REGULATORY APPROVAL.
         -------------------

     No state commission and no federal commission, other than this commission, has jurisdiction over the proposed transaction.

ITEM 5 - PROCEDURE.
         ---------

     The applicants further request that the Commission issue an order granting the requested extension of time to comply with the Merger Order and the Divestiture Order prior to November 1, 2003 and that there be no 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6 - EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

     No additional Exhibits or Financial Statements are being filed at this time

ITEM 7 - INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

     The transaction that is the subject of this Post-Effective Amendment does not involve a "major federal action," nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction proposed herein will not result in changes in the operations of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Post-Effective Amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 PROGRESS ENERGY, INC.

                                                 By: /s/  Frank A. Schiller
                                                     ---------------------------
                                                 Name:  Frank A. Schiller
                                                 Title: Assistant Secretary


                                                 PROGRESS FUELS CORPORATION

                                                 By: /s/  Frank A. Schiller
                                                     ---------------------------
                                                 Name:  Frank A. Schiller
                                                 Title: Secretary

Date:  October 21, 2003